December 26, 2018

Gerald Solensky
Chief Executive Officer
Zomedica Pharmaceuticals Corp.
100 Phoenix Drive, Suite 190
Ann Arbor, MI 48108

       Re: Zomedica Pharmaceuticals Corp.
           Registration Statement on Form S-3
           Filed December 20, 2018
           File No. 333-228926

Dear Mr. Solensky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance